OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005
Estimated average burden hours per response. . .2.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION|
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q [  ] Form N-SAR

For Period Ended: March 31, 2004	SEC FILE NUMBER: 000-33389
CUSIP NUMBER : 697835 10 6

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	PAN AMERICAN ENERGY CORP.

Former Name if Applicable:	AUGUST BIOMEDICAL CORP.

Address of Principal Executive Office:	P.O. Box 73575, 1014 Robson Street
Vancouver, BC V6E 4L9
PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its accountants to complete its review of the registrant for its quarter ended March 31, 2004, before the required filing date for its Form 10-QSB.

PART IV- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Scott Houghton	President & CEO	(604) 632-0068
(Name)	(Title)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.
N/A

PAN AMERICAN ENERGY CORP. (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 15, 2004	By: /s/ Scott Houghton
Name: Scott Houghton
Title: President & CEO